Exhibit 99.1

Net Serviços de Comunicação S.A. CNPJ/MF: 00.108.786/0001-65 NIRE: 35.300.177.240 Publicly-Held Company Rua Verbo Divino nº 1.356 – 1º andar São Paulo-SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET” or “Company”), pursuant to paragraph 4 of article 157 of Law 6,404/76 and Instructions 319/99 and 358/02, issued by the Securities and Exchange Commission of Brazil (“CVM”), hereby announces that on August 9, 2013, the Company’s Board of Directors approved the proposal of a reverse merger by the Company of its parent company, GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a joint-stock company headquartered in the City and State of Rio de Janeiro at Avenida Afrânio de Melo Franco, nº 135, 5º andar, parte, Leblon, inscribed in the corporate roll of taxpayers (CNPJ/MF) under number 04.527.900/0001-42 ( “GB” and “Transaction” respectively). The conditions of the reverse merger proposal are as follows:

1.	SUMMARY OF THE TRANSACTION:

1.1. The proposed transacion comprises the reverse merger of GB into NET, under the terms of the “Protocol and Justification of Merger of GB Empreendimentos e Participações S.A. into Net Serviços de Comunicação S.A.”, entered into by the managements of GB and NET on August 9, 2013 (“Protocol and Justification”).

1.2. Considering that GB’s equity is comprised exclusively by it investment in NET, the Transaction will not result in: (a) a capital increase for the Company; (b) a change in the number of shares issued by the Company; and (c) a change in NET’s by-laws, including its political and equity advantages and other rights of owners of common or preferred shares issued by the Company.

1.3. As a result of the Transaction, the Company shares held by GB will be cancelled and replaced by the same number of shares issued by NET, of the same type as the cancelled shares, which will be attributed to GB’s shareholders according to the interest they hold in GB on the date the Transaction is approved.

2.	REASONS AND BENEFITS OF THE TRANSACTION:

2.1. The managements of GB and NET regard that the Transaction will be beneficial for both companies involved, as it will result in: (a) the simplification of the corporate structure of the Company’s economic group; and (b) better use of GB’s and NET’s resources, with the combination of their efforts and equity, which will bring significant administrative and economic benefits for their shareholders.

2.2. The Transaction will also improve NET’s cash flow, due to the tax benefit from the amortization of the goodwill recorded in GB’s investments in NET. NET’s tax benefit resulting from the goodwill amortization is estimated at R$975,000,000.00 and will be accrued under the conditions provided for in the applicable tax legislation.

3.	CORPORATE APPROVALS:

3.1. Prior to the implementation of the Transaction: (a) the managements of NET and GB executed the Protocol and Justification; (b) the Company’s Board of Directors approved without restrictions all the terms and conditions of the Protocol and Justification and the call notice to NET’s Extraordinary Shareholders’ Meeting to determine on the Transaction; and (c) NET’s Fiscal Council issued a favorable opinion on the Transaction in the meeting held on August 9, 2013.

3.2. The Transaction is subject to approval by GB’s and NET’s Extraordinary Shareholders’ Meetings, to be timely called.

4.	APPRAISAL OF GB’S AND NET’S SHAREHOLDERS’ EQUITIES:

4.1. GB’s shareholders’ equity to be transferred to NET was appraised at book value by Ernst & Young Terco Auditores Independentes S/S, headquartered at Praia de Botafogo, 370 – 8º andar – Botafogo, in the City and State of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under number 61.366.936/0002-06 and in the Rio de Janeiro State Regional Accounting Board under number 2-SP 015.199/O-6-F-RJ (“Ernst & Young Terco”); while NET’s shareholders’ equity was appraised at book value by Directa Auditores, headquartered at Rua Vergueiro, 2.016 – 8º e 9º Andares, in the City and State of São Paulo, inscribed in CNPJ/MF number 11.245.719/0001-09 and in the São Paulo State Regional Accounting Board under number 2-SP 013.002/O-3 (“Directa” and, jointly with Ernst & Young Terco, “Appraisers”), retained, ad referendum the Extraordinary Shareholders’ Meetings of NET and GB, for the preparation of the Appraisal Reports (“Appraisal Reports”).

4.2. In accordance with GB’s Appraisal Report, which base date was June 30, 2013 (“Base Date”), GB’s shareholders’ equity amounted to R$7,091,231,034.12 on the Base Date. However, the transfer of GB’s shareholders’ equity into NET will be booked in compliance with the Protocol and Justification and will not result in a capital increase for NET.

4.3. The Appraisers declared not to have any actual or potential conflicts or pooling of interests with the Company and GB’s shareholders or regarding the Transaction.

4.4. Additionally, pursuant to article 264 of Law 6,404/76, GB’s and NET’s managements appointed, ad referendum the Extraordinary Shareholders’ Meetings of the companies, APSIS Consultoria Empresarial Ltda., headquartered at Rua da Assembleia, nº 35, 12º andar, Centro, in the City and State of Rio de Janeiro, CNPJ/MF no. 27.281.922/0001-70 (“APSIS Consultoria”) to issue a market value appraisal report of the shareholders’ assets of GB and NET on the Base Date.

4.5. APSIS Consultoria declared not to have actual or potential conflicts or pooling of interests with NET and GB’s shareholders or regarding the Transaction.

5.	GENERAL PROVISIONS

5.1. No Withdrawal Right. Considering that GB does have and neither will it have, on the date that the Transaction is approved, minority shareholders, there will be no right to withdraw resulting from the Transaction.

5.2. Transaction Costs. The total Transaction costs are estimated at R$480.000,00, including publication expenses and auditors’, appraisers’, advisors’ and lawyers’ fees.

5.3. Changes in Equity. The revenues, expenses and equity variations from the Base Date on, whether under assets or liabilities, will be booked by GB until the Transaction is implemented and will be absorbed by NET upon reverse merger approval, with no change in the amounts considered for the implementation of the Transaction.

5.4. No Unbooked Assets or Contingencies. According to the best understanding of GB’s and NET’s managements, there are no assets or liabilities which have not been duly booked.

5.5. Antitrust Authorities. The Transaction is not subject to approval by Brazilian or international antitrust authorities.

5.6. Audit. In compliance with article 12 of Instruction 319, the financial statements used as the base for the Transaction have been audited: (a) in the case of GB, by Ernst & Young Terco; and (b) in the case of NET, by Directa.

6.	DOCUMENTS MADE AVAILABLE FOR CONSULTATION:

6.1. The documents related to the Operation, including the Protocol and Justification and the Appraisal Reports, are available to the shareholders as of this date at the Company’s headquarters, located at Rua Verbo Divino nº 1.356 – 1º andar, in the City and State of São Paulo, and on its website (http://ri.netservicos.com.br/). Pursuant to article 2, paragraph 1, XVII of CVM Instruction 319/99, these documents have been submitted to the CVM and the BM&FBOVESPA S.A.

São Paulo, August 13, 2013.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer

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